Exhibit 3.1
CERTIFICATE OF AMENDMENT
to the
RESTATED CERTIFICATE OF INCORPORATION
of
OCEANEERING INTERNATIONAL, INC.
          Oceaneering International, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “DGCL”), hereby adopts this Certificate of Amendment (this “Certificate of Amendment”), which amends the Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), as described below, and does hereby further certify that:
          1. The name of the Corporation is Oceaneering International, Inc.
          2. The Board of Directors of the Corporation duly adopted resolutions proposing and declaring advisable the amendment to the Certificate of Incorporation this Certificate of Amendment is effecting, and the Corporation’s stockholders have duly adopted that amendment, all in accordance with the provisions of Section 242 of the DGCL.
          3. This Certificate of Amendment amends the Certificate of Incorporation to increase the number of authorized shares of capital stock from 93 million to 183 million and to increase the number of authorized shares of common stock from 90 million to 180 million.
          4. The Certificate of Incorporation is hereby amended by deleting the first sentence of Article Fourth and replacing it with a new first sentence, reading in its entirety as follows:
          “The total number of shares of capital stock which the Corporation shall have authority to issue is 183 Million (183,000,000), consisting of 180 Million (180,000,000) shares of Common Stock of the par value of Twenty-Five Cents ($.25) per share and Three Million (3,000,000) shares of Preferred Stock of the par value of One Dollar ($1.00) per share.”

          IN WITNESS WHEREOF, the Corporation has caused this certificate to be executed on its behalf this 16th day of May, 2008.

OCEANEERING INTERNATIONAL, INC.
By:	/s/ T. Jay Collins
T. Jay Collins
Chief Executive Officer and President

2